3/16/2004

04002075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hancock Securities Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9645 Clayton Road
(No. and Street)

St. Louis (City) MO (State) 63124 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2004 WASH. D.C. 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Hancock (314) 997-3191
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk, Fasani, Ramsey, Kruse & Company, P.C.
(Name — *if individual, state last, first, middle name*)

104 West Adams Ave. (Address) St. Louis (City) MO (State) 63122 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/PS
17

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Hancock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Securities Group, as of 2-22, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Brian Corrigan
Notary Public

BRIAN CORRIGAN
Notary Public - Notary Seal
State of Missouri
St. Louis County
My Commission Expires Jul 12, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. and changes in member equity.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANCOCK SECURITIES GROUP, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

FINANCIAL STATEMENTS WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2003

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

HANCOCK SECURITIES GROUP, LLC

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

Year Ended December 31, 2003

TABLE OF CONTENTS

Hauk, Fasani, Ramsey, Kruse & Co., P.C.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Member
Hancock Securities Group, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Hancock Securities Group, LLC, a wholly-owned subsidiary of Manchester Holdings, LLC, as of December 31, 2003, and the related statements of income and changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Hancock Securities Group, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hauk Fasani Ramsey Kruse & Company P.C.

February 25, 2004

104 WEST ADAMS AVENUE • ST. LOUIS, MISSOURI 63122 • PHONE 314-909-0059 • FAX 314-909-1981

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

For Year Ended December 31, 2003

ASSETS

Cash and cash equivalents	$380,796
Cash and securities segregated under clearing organization regulations	75,000
Receivable from clearing organization	78,017
Prepaid expenses and other assets	39,136
Securities owned:	
Not readily marketable, at estimated fair value	18,900
Total securities owned	18,900
Property and equipment, net of accumulated depreciation of $22,121	5,870
Total assets	$597,719

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable to brokers	$ 59,541
Accounts payable, accrued expenses	13,139
Total liabilities	72,680
Subordinated borrowings	250,000
Member's equity	275,039
Total liabilities and member's equity	$597,719

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

For Year Ended December 31, 2003

Revenues:	
Commissions	$ 1,220,860
Financial advisory	137,271
Merchant banking	366,250
Securities losses	(10,800)
Interest and dividends	4,714
Other income	3,830
Total revenues	1,722,125
Expenses:	
Employee compensation and benefits	384,562
Brokers commissions and clearing fees	576,514
Communications	37,560
Occupancy and equipment expense	81,550
Management fees	108,084
Interest expense	12,842
Other operating expenses	236,563
Total expenses	1,437,675
Net income	$ 284,450
Member's equity, beginning of year	181,557
Member's capital contributions	60,000
Distributions to member	(250,968)
Member's equity, end of year	$ 275,039

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

For The Year Ended December 31, 2003

Subordinated borrowings at January 1, 2003	$	250,000
Issuance of subordinated notes used for operating activities:		-
Subordinated borrowings at December 31, 2003	$	250,000

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

STATEMENT OF CASH FLOWS

For Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 284,450
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,645
Change in operating assets:	
Cash and securities segregated under clearing organization regulation	7,811
Receivable from clearing organization	(54,081)
Receivable from Hancock Investment Advisors, LLC	(2,313)
Prepaid expenses and other assets	8,912
Securities owned, net	116,706
Changes in operating liabilities:	
Payable to broker-dealers and clearing organizations	45,515
Accounts payable and accrued expenses	544
Total cash provided by operating activities	411,189
Cash flows used from financing activities:	
Member's capital contributions	60,000
Distributions to member	(250,968)
Total cash used for financing activities	(190,968)
Increase in cash and cash equivalents	220,221
Cash and cash equivalents at beginning of year	160,575
Cash and cash equivalents at end of year	$ 380,796
Supplemental cash flows disclosure:	
Cash paid for interest	$ 13,087

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Hancock Securities Group, LLC, a Missouri Limited Liability Company (the Company), was formed as a limited liability company under the laws of the State of Missouri on November 9, 1999 and commenced operations on April 4, 2000. During 2001, the members of the Company exchanged their ownership interest in the Company for equal interests in Manchester Holdings, LLC such that the Company is now a wholly-owned subsidiary of Manchester Holdings, LLC (the Parent). The latest date upon which the Company is to dissolve is December 31, 2029.

NATURE OF OPERATIONS - The Company primarily operates as an introducing broker-dealer clearing all transactions for customers on a fully disclosed basis. These transactions are cleared through a clearing broker, Mesirow Financial, Inc. (Mesirow). The Company does not hold cash or securities for its customers. In accordance with the clearing agreement with Mesirow, the Company is required to maintain a minimum deposit of $75,000 in cash and/or government securities with them. The Company is a member of the National Association of Securities Dealers (NASD) and is registered with the Securities and Exchange Commission (SEC).

The Company generates additional revenue through its Financial Advisory and Merchant Banking lines of business. Financial Advisory revenues are generated through the Company's significant knowledge base relating to the financial services industry and revolve around maximizing shareholder value to their clients. Shareholder value may be enhanced through a number of offerings including, but not limited to: mergers and acquisitions, restructuring or re-capitalization, and private placement.

The Company's Merchant Banking fees represent mergers and acquisitions related transactions whereby the Principals participate in the equity investment. The Company earns their fees associated with these transactions through charges to the equity group based upon industry standard rates for due-diligence, brokerage, and consulting on the proposed transaction.

CASH AND CASH EQUIVALENTS - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains all cash and cash equivalents with high credit quality financial institutions; however, the Company maintains certain account balances in excess of federally insured limits. Amounts in excess of insured limits at December 31, 2003 were $333,598. Substantially all accounts receivable at December 31, 2003 were due from a clearing organization. Management does not believe significant credit risk exists at December 31, 2003.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the double declining balance method using the estimated useful life of five to seven years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.

SECURITIES TRANSACTIONS – Marketable securities and securities not readily marketable are valued at fair market value. Gains and losses, both realized and unrealized, are included in net trading gains.

INCOME TAXES – The Company is a limited liability company treated like a partnership for tax purposes. The current period net income is recognized on the Parent Company's income tax return. The Parent is also a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Parent. Therefore, no income tax provision is recorded by the Company.

COMMISSIONS – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ALLOCATION OF PROFITS OR LOSSES – Profits or losses from operations are allocated to the Parent. All profits or losses from a sale or other disposition of the assets of the Company will be allocated to the Parent as of the date of such sale or disposition.

B. SECURITIES OWNED

Securities not readily marketable consist of the following at December 31, 2003:

Corporate equities	$ 18,900

The unrealized trading account loss included in operating income was $7,100 as of December 31, 2003.

Securities not readily marketable include equity investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

C. SUBORDINATED BORROWINGS

Amounts due under subordination agreements at December 31, 2003 consist of the following:

Subordinated notes	$ 250,000

The subordinated notes earn interest at the rate of prime (4 percent at December 31, 2003) plus 3 percent and are due February 11, 2007. The subordinated borrowings are treated as net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In accordance with the subordinated borrowing agreements between the Company and the principals, minimum net capital was in excess of 120% of the minimum net capital required by the Securities and Exchange Commission. Interest expense for the subordinated debt amounted to $12,842 for the year ended December 31, 2003.

C. SUBORDINATED BORROWINGS (Continued)

The above borrowings are payable to principals involved in the operations of the Company or other related parties.

D. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" Rule, since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

E. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At December 31, 2003, the Company's net capital was $463,801, $213,801 in excess of the minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1 at December 31, 2003.

F. LEASES

The Company has two leases classified as operating leases for office equipment. The leases are for five-year periods which expire in April and July of 2005.

Future minimum lease payments under non-cancelable operating leases with original terms greater than one year at December 31, 2003 are as follows:

December 31,	
2004	7,177
2005	3,656
	$ 10,833

G. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent whereby a management fee is paid on a monthly basis in lieu of salaries to officers, building rent, and equipment rent. Management fees were $108,084 for the year ended December 31, 2003.

The Company maintains a business relationship with two companies, Hancock Investment Advisory, LLC and Hancock Capital Management, LLC, who are owned by their common Parent. The Company acts as the introducing broker for the employees of their sister companies. All fees are negotiated on an arms length basis. Net income associated with this relationship was $26,840 for the year ended December 31, 2003.

H. COMPENSATED ABSENCES

The Company has not accrued compensated absences because such amounts cannot be reasonably determined. The Company has no written plan for compensated absences.

SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5
OF THE SECURITIES AND
EXCHANGE COMMISSION

ACCOUNTANTS' REPORT ON INFORMATION ACCOMPANYING THE BASIC FINANCIAL STATEMENTS

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on pages 12 through 14 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Noah Fasani Leary Krum & Company P.C.

February 25, 2004

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

COMPUTATION OF NET CAPITAL AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

For Year Ended December 31, 2003

Member's equity	$	275,039
Add: Subordinated borrowings allowable in computation of net capital		250,000
Total capital and allowable subordinated borrowings		525,039
Less nonallowable assets:		
Prepaid expenses and other assets		39,136
Property and equipment, net		5,870
		45,006
Net capital before haircuts on securities positions		480,033
Haircuts on securities pursuant to Rule 15c3-1		16,232
Net capital		463,801
Less net capital requirement		250,000
Net capital in excess of requirement	$	213,801
Aggregate indebtedness:		
Payable to broker-dealers and clearing organizations	$	59,541
Accounts payable and accrued expenses		13,139
Aggregate indebtedness	$	72,680
Ratio of aggregate indebtedness to net capital		.16 to 1

No material differences exist between the computation above and the one filed by Hancock Securities Group, LLC on FOCUS Report Part II as of December 31, 2003.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
Hancock Securities Group, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Hancock Securities Group, LLC (the Company) for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry cash or securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 25, 2004